CONSENT OF PROFESSIONAL

Ontario Securities Commission
Box 55
1800 - 20 Queen Street West
Toronto, ON M5H 3S8

Alberta Securities Commission
4th Floor, 300 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
P.O. Box 10143, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Pursuant to National Instrument 44-101, in connection with the final short form prospectus (the "Prospectus") dated July 24, 2007 of Olympus Pacific Minerals Inc. (the "Company"), the undersigned hereby states that we:

1. are responsible for the preparation of the technical reports titled "Technical Report: Bong Mieu Gold Project, Vietnam" dated November 30, 2004, as revised on July 23, 2007, and "Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam", dated June 17, 2005, as revised on July 18, 2007, each prepared on behalf of the Issuer in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (collectively the "Technical Reports"), which are referred to and summarized in the Prospectus and the annual information form of the Issuer dated March 30, 2007 (the "AIF") which is incorporated by reference in the Prospectus.

2. have read the Prospectus and have previously read the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Technical Reports, or that is within our knowledge as a result of the services we performed in connection with the Technical Reports; and

3. hereby consent to the use of our name in the Prospectus directly and through incorporation by reference of the AIF and to the use of the Technical Reports in connection with the Prospectus.

DATED July 24, 2007.

MICON INTERNATIONAL LIMITED

By: Ian Ward, P.Eng

President